EXHIBIT 99.1

Quantum BioPharma Clarifies It Has Not Changed Its Name

TORONTO, June 03, 2025 (GLOBE NEWSWIRE) -- Quantum BioPharma Ltd. (NASDAQ: QNTM) (CSE: QNTM) (FRA: 0K91) (“Quantum BioPharma”), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, today announces its response to information about certain stock trading platforms as well as misinformation being circulated on certain social media channels. Certain stock trading platforms mistakenly have the Quantum BioPharma name changed to Unbuzzd Wellness Inc. (formerly, Celly Nutrition Corp.) after the news release was issued on May 29, 2025. Quantum BioPharma has not changed its name.

In addition, it has been brought to the attention of Quantum BioPharma that misinformation is being circulated on certain social media channels that Unbuzzd Wellness Inc., the company behind unbuzzd™, the scientifically-proven product that accelerates alcohol metabolism, restores mental clarity and reduces hangover symptoms, is doing a reverse takeover transaction (“RTO”) into Quantum BioPharma. Currently Unbuzzd Wellness Inc. is not doing a RTO transaction with Quantum BioPharma. Unbuzzd Wellness Inc. has hired leading audit firm MNP LLP (“MNP”) effective May 20, 2025, to conduct Public Company Accounting Oversight Board (“PCAOB”) audits of the Company’s financial statements in preparation for a possible initial public offering (“IPO”). MNP, registered with the PCAOB, has the experience and proven track record to deliver audits of the highest standard. Hiring MNP follows the Company’s announcement on February 5, 2025, regarding their retention of a New York investment bank to advise on a capital raise and explore an IPO, pending regulatory approval.

Financial terms between Quantum BioPharma and Unbuzzd Wellness Inc.

Currently Quantum BioPharma is the largest shareholder and debt holder of Unbuzzd Wellness Inc. Pursuant to the terms of their Agreement, Quantum will receive a 7% royalty on revenue from Unbuzzd Wellness Inc., until a total in the amount of $250,000,000 has been paid to Quantum, at which point the rate is reduced to 3%. In addition, Unbuzzd Wellness Inc. had issued Quantum 200,000,000 post-split common shares in the capital of the Unbuzzd Wellness Inc. (“Common Shares”) as a licence fee and has issued Quantum an anti-dilution warrant, entitling Quantum to exercise the warrant any point in the next three years to increase their holding in the company to 25% for nominal consideration. On a go-public transaction, Quantum BioPharma will own at least 25% of Unbuzzd Wellness Inc. Unbuzzd Wellness Inc. and Quantum entered into a loan agreement, whereby Quantum loaned the Company $1,300,000 on secured basis with a term of 3 years, which will bear interest at a rate of 10% per annum, payable on each anniversary.

Unbuzzd Wellness Inc.’s leadership team brings unparalleled experience and expertise to the table. The company is led by CEO John Duffy, a seasoned executive with a distinguished career at Coca-Cola Enterprises and The Coca-Cola Company. Duffy’s vision is further complemented by the strategic guidance of beverage industry luminary and Unbuzzd Wellness Inc. Board Co-Chair Gerry David, the former CEO of Celsius Holdings, Inc., who played a pivotal role in establishing Celsius as a leading name in the beverage industry.

Debt Settlement

The Company also announces an authorized debt settlement for two vendors totaling USD$20,930 with Class B Shares that the board of directors of the Company (the "Board") authorized. The Company intends to complete the Debt Settlements in or around the first week of June 2025.

About Quantum BioPharma Ltd.

Quantum BioPharma (NASDAQ: QNTM) is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly owned subsidiary, Lucid Psycheceuticals Inc. (“Lucid”), Quantum BioPharma is focused on the research and development of its lead compound, Lucid-MS. Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. Quantum BioPharma invented unbuzzd™ and spun out its OTC version to a company, Unbuzzd Wellness Inc. (formerly Celly Nutrition Corp.), led by industry veterans. Quantum BioPharma retains ownership of 20.11% (as of March 31, 2025) of Unbuzzd Wellness Inc. The agreement with Unbuzzd Wellness Inc. also includes royalty payments of 7% of sales from unbuzzd™ until payments to Quantum BioPharma total $250 million. Once $250 million is reached, the royalty drops to 3% in perpetuity. Quantum BioPharma retains 100% of the rights to develop similar products or alternative formulations specifically for pharmaceutical and medical uses. Quantum BioPharma maintains a portfolio of strategic investments through its wholly owned subsidiary, FSD Strategic Investments Inc., which represents loans secured by residential or commercial property.

For more information on Quantum BioPharma, please visit www.quantumbiopharma.com.

About Unbuzzd Wellness Inc.

The Company, a non-trading but fully reporting public issuer, stands as a pioneering force in the wellness and recovery supplement landscape. unbuzzd has been developed by a world-class research and development team in pharmacology and medicine, with a commitment to innovation and quality. With a proprietary blend of vitamins, minerals and herbs, unbuzzd helps your body process alcohol faster, restore mental alertness, and improve cognition so you can drink responsibly. unbuzzd appeals to a broad audience of alcohol consumers who want to have a good time, be in control, and still feel great the next day.

Scientifically-backed by a recently completed double-blind, randomized, placebo-controlled crossover design clinical trial, unbuzzd dramatically accelerates alcohol metabolism, speeds the reduction of blood alcohol concentration, restores mental clarity, and reduces the symptoms of intoxication, impairment and hangover. The full press release of the clinical trial can be found here.

unbuzzd ready-to-mix powder sticks are available in 3-pack, 8-pack, and 18-pack formats at amazon.com and unbuzzd.com.

unbuzzd is a registered trademark of the Company. Individual results may vary. unbuzzd is a dietary supplement. Consuming unbuzzd after alcohol ingestion does not permit you to operate a vehicle. Drink responsibly. DO NOT DRINK AND DRIVE.

For more information on Unbuzzd Wellness Inc. please visit www.unbuzzd.com

Forward-Looking Information

Certain information in this news release constitutes forward-looking statements under applicable securities laws. Any statements that are contained in this news release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "may", "should", "anticipate", "expect", "potential", "believe", "intend" or the negative of these terms and similar expressions. Forward-looking statements in this news release include statements related to such.

Forward-looking information in this press release are based on certain assumptions and expected future events.

These statements involve known and unknown risks, uncertainties and other factors, which may cause actual results, performance or achievements to differ materially from those expressed or implied by such statements, including but not limited to additional information relating to Quantum BioPharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the United States Securities and Exchange Commission’s website at www.sec.gov for a more complete discussion of such risk factors and their potential effects.

Readers are cautioned that the foregoing list is not exhaustive. Readers are further cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated.

Forward-looking statements contained in this press release are expressly qualified by this cautionary statement and reflect the Company's expectations as of the date hereof and are subject to change thereafter. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward- looking information, except as required by applicable law.

Contacts:

Quantum BioPharma Ltd.
Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board
Email: Zsaeed@quantumbiopharma.com
Telephone: (833) 571-1811

Investor Relations
Investor Relations: IR@QuantumBioPharma.com
General Inquiries: info@QuantumBioPharma.com